Innodata Isogen, Inc. Three University Plaza Hackensack, NJ 07601 T (201) 371-8000 F (201) 488-3341 www.innodata-isogen.com

Via Edgar

July 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innodata Isogen, Inc.
Request to Withdraw Registration Statement on Form S-3
Filed January 5, 2005
File No. 333-121844

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, Innodata Isogen, Inc. (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-121844) filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2005, as amended by Amendment No.1 to Form S-3 filed on January 21, 2005, together with all exhibits thereto (the “Registration Statement”).

The Registrant hereby confirms that no securities have been sold or issued in connection with the Registration Statement. The Registrant is making this application as the Registrant does not intend to sell or issue any securities in connection with the Registration Statement or the prospectus contained therein.

Accordingly, the Registrant respectfully requests that a consent to this withdrawal be issued by the Commission.

If you have any questions please contact me by telephone at 201-371-8010.

Sincerely,

/s/ Jack Abuhoff

Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President